N E W S R E L E A S E

January 6, 2014

Nevsun Announces Final 2013 Drilling Results from Northwest Zone

Nevsun Resources Ltd. (TSX:NSU)(NYSE MKT:NSU) is pleased to announce the final assay results from the 2013 resource definition drilling program at the Northwest Zone poly-metallic massive sulphide deposit, located 2 kilometers from the Bisha processing plant within the Bisha mining license.

HIGHLIGHTS

  Highly anomalous gold values intersected in massive and stringer sulphides
  Four down dip step-out holes demonstrate that the mineralized system continues at depth
  Maiden mineral resource estimate in early 2014
  Additional exploration potential along strike to the northeast and southwest
  Additional parallel zone identified but limited drilling to date

Selected New High Grade Results Include:

  Hole NWDD202 – 11.7 m @ 21.6 g/t Au from 228.0 m (M-S)* including
                                    7.0 m @ 32.4 g/t Au, 1.06% Cu and 114 g/t Ag from 228.0 m; and
                                    6.0 m @ 6.4 g/t Au from 244.0 (S)*
  Hole NWDD144 – 12.0 m @ 0.94 % Cu and 3.41 g/t Au from 158.0 m (MS)*
  Hole NWDD146 – 23.9 m @ 0.74% Cu and 1.15 g/t Au from 194.0 m (MS)*
  Hole NWDD153 – 16.0 m @ 0.92 % Cu, 3.23 g/t Au and 141 g/t Ag from 57.0 m (O)*

*Notes: Mineralization Types:  M = Massive Sulphide; M-S = Massive and Stringer Sulphide; S = Stringer Sulphides; O = Oxide Zone. Intervals given are drilled metres. True widths are generally 70 to 90% of drilled length depending on hole and mineralisation orientation.

Selected holes are shown in the deposit map below.

Final assay results have now been returned from the 220 hole, 18,892 meter resource definition and expansion drilling program completed in 2013 at the Northwest Zone by the Bisha Mining Share Company (BMSC).  These results are appended at the end of this release.  Prior drilling results were released on May 23 and October 21, 2013.  Work on the maiden resource estimate is in progress and the results to be included in an updated BMSC mineral resource and reserve statement in early 2014.

The new results demonstrate that highly anomalous gold forms coherent zones often associated with later felsic dykes proximal to copper-rich massive and stringer zones.  Mineralization at the Northwest Zone occurs in a series of massive sulphide lenses hosted within altered felsic volcanic rocks containing abundant copper and zinc-rich stringer sulphide mineralization.  Some of the massive sulphides have been exposed to weathering at surface creating oxide zones that are locally enriched in gold.  Beneath these areas, some supergene copper mineralization may also be present.  Core recovery is often poor in the oxide zones as unconsolidated material is easily washed away and not recovered during the diamond drilling process.  Further testing of these areas by reverse circulation drilling will be completed in due course.

Northwest Drilling Results
0 25 50 100 150 200 m
WGS 1984 UTM Zone 37N
Scale: 1:5,000
Legend
Selected DH
Northwest DH
Road
River
Massive Sulphide
Semi Massive Sulphide
Stringer Zone
Bisha Village
Northwest
Bisha Pit
0 1 2 3 4 5 km
WGS 1984 UTM Zone 37N
Scale: 1:125,000
Date:
December 2013
338,250
338,500
338,750
339,000
1,718,000
1,717,750
1,717,500
1,717,250
NWDD202
NWDD151
NWDD146
NWDD144
NWDD153
NWDD164
Northwest Zone
Eastern Massive
Sulphide
Bisha Mine
(2 km)

The mineralized system at the Northwest Zone is extensive and resource expansion opportunities remain to the north, south and at depth.  In July, four holes were drilled beneath the central and northern portions of the deposit.  This drilling demonstrated that the mineralized system continues to depth and appears to be thickening to the south where further drilling is warranted.  In addition, to the east there is a parallel zone of massive sulphide that is only defined by limited drilling.

The Northwest Zone was discovered in 2003 by the diamond drilling of an airborne EM anomaly.  Follow-up ground geophysics, soil sampling and drilling from 2004 to 2006 defined a 600 meter long zone of massive and stringer sulphide mineralization.  Further work was deferred while the Bisha deposit was being prepared for mining.  A program of in-fill drilling was started in late 2011 designed to fully delineate the open-pit potential.  This drill program has now been completed and has successfully extended the mineralization an additional 400 meters in strike length.

Quality Assurance

A Quality Assurance/Quality Control program was part of the sampling program for the Northwest Zone work. This program includes a chain of custody whereby drill core samples are initially crushed and subsampled at the Bisha Mine preparation facilities before being transported to Asmara, sealed, and sent on to the laboratories of ALS Limited in Vancouver. ALS is accredited by the Standards Council of Canada. Multi-element analysis is completed using ICP-AES methods; gold is analyzed by fire assay with AAS finish. Certified reference material (standards), duplicates and blank samples are systematically inserted into the flow of core samples and results analyzed on a batch by batch basis.

Hole collars are surveyed using differential GPS; down hole survey was originally completed using the Reflex EZ shot method, now superseded with downhole gyro methods.

Mr. Paul Gribble C.Eng., FIMMM, BMSC’s Chief Resource Geologist has been overseeing the drilling and resource work at the Northwest Zone and is a Qualified Person as defined by NI 43-101.  Mr. Gribble has reviewed the technical content of this press release and approved its dissemination.

Forward Looking Statements

The above contains forward-looking statements or forward-looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995, and applicable Canadian securities laws. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimated,” “potential,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved.  Forward-looking statements are statements concerning the Company’s current beliefs, plans and expectations about the future and are inherently uncertain. The actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, the risks that: (i) any of the assumptions in the historical resource estimates turn out to be incorrect, incomplete, or flawed in any respect; (ii) the methodologies and models used to prepare the resource and reserve estimates either underestimate or overestimate the resources or reserves due to hidden or unknown conditions, (iii) exploration activities or the mine operations are disrupted or suspended due to acts of god, internal conflicts in the country of Eritrea, unforeseen government actions or other events; (iv) the Company experiences the loss of key personnel; (v) the Company’s operations or exploration activities are adversely affected by other political or military, or terrorist activities; (vi) the Company becomes involved in any material disputes with any of its key business partners, lenders, suppliers or customers; (vii) the Company is subjected to any hostile takeover or other unsolicited attempts to acquire control of the Company; (viii) the Company is subject to any adverse ruling in any of the pending litigation to which it is a party; or (ix) are associated with the speculative nature of exploration activities, periodic interruptions to exploration, failure of drilling, processing and mining equipment, the interpretation of drill results and the estimation of mineral resources and reserves, changes to exploration and project plans and parameters and other risks are more fully described in the Company’s Management Discussion and Analysis for the fiscal year ended December 31, 2012, which is incorporated herein by reference.  The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future, except as required by law.  For the reasons set forth above, investors should not place undue reliance on the Company’s forward-looking statements.

Please see the Company’s Annual Information Form for the fiscal year ended December 31, 2012, and the Company’s Management Discussion and Analysis for the year ended December 31, 2012, for a more complete discussion of the risk factors associated with our business.

About Nevsun Resources Ltd.

Nevsun Resources Ltd. is a Vancouver-based mining company.  Nevsun’s 60%-owned Bisha Mine commenced commercial production in February 2011 and ranks as one of the highest grade open pit copper mines in the world.  Nevsun has a strong balance sheet to grow shareholder value through exploration at Bisha and acquisition of additional mining assets.

NEVSUN RESOURCES LTD. “Cliff T. Davis” Cliff T. Davis President & Chief Executive Officer	For further information, Contact: Kin Communications Tel: 604 684 6730 Toll free: 1 866 684 6730 Email: nsu@kincommunications.com Website: www.nevsun.com

Northwest Zone Intersections for Results Post October 21, 2013

Hole Id	From (m)	To (m)	Length (m)	Cu (%)	Zn (%)	Au (g/t)	Ag (g/t)	Mineralization Type
NWDD144	141.0	146.5	5.5	0.61	0.02	0.7	5.3	S
and	150.6	158.0	7.4	1.12	0.02	0.1	6.8	S
and	158.0	170.0	12.0	0.94	0.05	3.4	14.4	M
NWDD146	194.0	217.0	23.0	0.74	0.05	1.2	6.7	M
NWDD149	66.0	71.2	3.5	1.25	0.03	0.2	8.9	M-S
NWDD151	168.0	244.0	75.0	1.48	0.26	0.1	11.9	M
and	245.0	256.0	11.0	0.67	0.09	1.7	35.0	M
and	266.0	269.0	3.0	0.00	0.01	5.4	22.3	S
NWDD153	57.0	73.0	16.0	0.92	0.05	3.2	141.4	O
NWDD156	98.0	101.4	3.4	0.34	2.90	0.1	6.5	S
NWDD158	221.0	241.0	20.0	1.17	0.05	0.6	7.2	M-S
and	248.0	262.5	14.5	1.02	0.06	0.4	5.4	M-S
NWDD167	60.8	61.4	0.6	0.03	0.04	9.3	17.0	M
and	71.0	111.0	40.0	0.93	0.04	0.2	7.9	M
NWDD168	60.0	91.5	31.5	1.40	0.01	0.2	12.3	M
NWDD201	95.0	101.7	6.7	0.35	1.21	0.2	12.2	M
NWDD202	223.5	228.0	4.5	0.08	0.02	4.8	13.5	M-S
and	228.0	235.0	7.0	1.06	0.03	32.4	114.2	M-S
and	244.0	250.0	6.0	0.11	0.01	6.4	14.2	S
NWDD203	508.0	513.0	5.0	0.17	2.00	0.2	20.6	S
and	623.2	627.0	3.8	0.42	1.52	0.1	16.5	S
NWDD204	512.0	516.1	4.1	0.00	0.01	0.8	14.8	S
and	469.0	471.4	2.4	0.19	0.03	1.0	9.4	S
and	684.0	687.0	3.0	0.23	1.25	0.1	6.7	S
NWDD206	587.0	588.9	1.9	0.02	1.64	0.0	4.5	S

Mineralization Types:  M = Massive Sulphide; M-S = Massive and Stringer Sulphide; S = Stringer Sulphides
O = Oxidized Material; D = Dyke

Northwest Zone Drill Collars for Assay Results Reported Post October 21, 2013

Hole ID	Final Depth	Azimuth	Dip	UTM_East	UTM_North	Elevation
NWDD144	257	135	-50	338594.701	1717841.55	553.295
NWDD146	255	135	-50	338584.769	1717886.767	553.264
NWDD149	160	135	-50	338658.117	1717748.587	554.252
NWDD151	311.3	135	-50	338613.311	1717929.078	553.347
NWDD153	163.5	135	-50	338640.638	1717724.947	554.361
NWDD156	118	135	-50	338648.022	1717682.166	554.617
NWDD158	330.5	135	-50	338587.733	1717919.421	552.983
NWDD167	130.2	135	-56	338588.137	1717727.749	554.551
NWDD168	145.5	135	-50	338743.372	1717833.914	555.033
NWDD201	131	135	-50	338675.77	1717619.083	555.178
NWDD202	301.5	135	-50	338732.811	1718021.797	554.139
NWDD203	644	135	-50	338436.51	1718141.055	551.149
NWDD204	704.7	135	-50	338383.717	1718087.774	550.979
NWDD206	614	135	-50	338581.148	1718208.532	552.359